Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen and Avexa Agree to Withdraw from Merger
Progen outlines $1.10 per share $40 million share buyback
and details key technology plans

•                  Based on decisive and unambiguous Progen shareholder proxy voting results against the merger, Progen and Avexa have both agreed to withdraw from the proposed merger between the companies

•                  General Meeting on 11 March 2009 is cancelled

•                  Progen offers a voluntary $40m share buy back at a price of $1.10/share (equates to 36m shares or 60% of the share register)

•                  Progen believes this is the largest buyback Progen can undertake if it also wishes to remain a going concern

•                  The remaining cash will be focussed towards the further development of key Progen technologies including a development and commercialization plan for PI-88 to be registered in Taiwan

•                  Progen believes this strategy balances the desire of the shareholders who are seeking a short-term capital return with the desire of shareholders who are seeking to ensure Progen continues with its plans to commercialise PI-88

Brisbane, Australia, 9 March 2009: It is with much reluctance that the directors of Progen Pharmaceuticals Limited (“Progen”, ASX: PGL; NASDAQ:PGLA) have, by agreement with Avexa Limited, terminated the agreement for the proposed merger with Avexa. Progen saw a great future for Avexa’s lead compound, ATC, and wishes Avexa success in its future endeavours with its promising portfolio of drug compounds. As the mutual decision to terminate the merger agreement was precipitated by the decisive Progen shareholder vote, Progen will pay a break fee of $500,000 to Avexa.

While Progen believes the merger had the potential to deliver a strong return on investment, Progen and Avexa recognize that the Progen merger vote was going to be unsuccessful. This was due to a voting block of Progen shareholders which developed over the time leading up to and after the announcement of the merger, and who seemed to be only interested in a larger return of capital than the $20m (30% of shares) proposed in the Avexa merger transaction. Without accommodating these shareholders’ needs through a more substantial share buyback, Progen was of the opinion that it would continue to have an uncertain future, with further requests for General Meetings and pressure for this type of action. Progen is satisfying these shareholders needs through a $40 million voluntary share buyback at a price of $1.10 per share representing 60% of the Progen share register (36 million shares).

After carefully analysing all the various options for returning capital, the Progen Board believes that there is no viable alternative capital return strategy that can deliver $1.10/share(1) within the next 3 months for those shareholders that would like to exit the company by such a mechanism.

Progen has been advancing discussions for the regional development of PI-88 in Asia. Amongst these general discussions have been specific conversations with the Taiwanese Department of Health (DOH) concerning the further regulatory requirements for PI-88. The DOH have indicated a high degree of interest in registering PI-88 in Taiwan because of a high unmet medical need. In fact, the DOH has indicated that it is prepared to register PI-88 after the successful completion of a confirmatory locally executed clinical study. Assessments of the cost of seeking regulatory approval of PI-88 in Taiwan are well balanced against the risk-adjusted

(1) The share buy back is subject to shareholders approval and a cap of $40 million. If the cap is exceeded shareholders will be scalled back on pro-rate basis.

commercial opportunity of the product in the country. Progen continues with conversations concerning broader territory commercialization agreements for PI-88.

Justus Homburg commented “The merger between Progen and Avexa certainly had the potential to give shareholders a strong return on investment in excess of $2.03 to $3.18 per share based on a discounted cash flow valuation of ATC alone. Unfortunately, we have a voting block of shareholders that are not interested in holding biotechnology shares and instead would like to see their investment realized via a cash return as soon as possible.”

“We believe a $40m buyback (60% of shares) at $1.10 is the maximum buyback reasonably possible if the company is to remain a worthwhile going concern. We also recognize that there is another voting block of Progen shareholders that would like to see the Progen heparin sulfate technology portfolio progressed and for this reason we have retained sufficient capital for this purpose.”

“We note that the final proxy voting count will be available tomorrow. As at 9.30am Brisbane time today, approximately 48% of the Progen register had registered proxy votes. All substantial shareholders had indicated the direction of their vote and the percentage of shares voting by proxy that were against the merger was approximately 83% versus 14% voting for the merger (3% open). We understand some of those shareholders who had voted against the merger want to remain shareholders in a company focussed on commercialising PI-88.”

“We furthermore note, specifically in reference to Cytopia’s effort to have Andrew Macdonald be assigned the proxy or corporate representative with the intention to adjourn the 11 March 2009 meeting of Progen shareholders, that less than 15% of the Progen register assigned Andrew Macdonald a proxy or corporate representative as of 9.30am today Brisbane time.”

About Progen’s Future Direction

Shareholders will be aware that the Progen board made the commercial decision to discontinue the Phase 3 multinational PATHWAY clinical trial of its lead compound PI-88 in July 2008. This decision was made based on a number of factors, but was primarily driven by the competitive pressures in Europe and North America of Bayer’s launching a Nexavar® trial amongst the same patients. Due to these factors, the Progen board was not convinced that the drug would make it efficiently and cost-effectively through to a global market launch in a time frame that would create an acceptable, if any, return on investment.

By making this decision early, it enabled the company to refocus the product’s commercial opportunity while spending funds saved on its earlier stage pipeline of drug candidates which are believed to have great potential value to shareholders.

Assuming a 100% take-up of the $40 million (60%) voluntary buyback, Progen believes it will be able to fund at a minimum the registration-directed PI-88 development in Taiwan, the 500 series, and avoid the crystalisation of contingent liabilities associated with the Cellgate technologies, the various Ausindustry grants, and the Medigen agreement.

Progen Shareholder Choices

Assuming the $40 million (60%) share buyback is approved by Progen shareholders at a general meeting to be scheduled for 21 April 2009, shareholders will have the following options:

(a)          Maintain their shareholding in Progen under its new strategy focussed around the regional commercialisation of PI-88 as well as its other earlier stage oncology assets.

(b)         Sell their shares into the buy back at a price of $1.10 per share(2)

(c)          Sell part of their shares into the buy back and maintain part of their shareholding in Progen

Progen considers that capping the proposed off market share buy back at $40 million (equating to 36 million shares or approximately 60% of Progen’s current shares on issue) balances the desire of shareholders for a significant cash return while providing sufficient cash for Progen to continue as a going concern under its new strategy.

(2) The share buy back is subject to shareholder approval and a cap of $40 million (approximately 60% of shares on issue). If the cap is exceeded shareholders will be scaled back on a pro-rata basis.

Progen will announce details of the buy back offer and timetable shortly.

General Meeting on 11 March cancelled

Progen’s general meeting called to consider the Avexa merger which was scheduled for 11 March in Brisbane has been cancelled and will not be held.

As announced on 5 March 2009, Cytopia Limited had commenced proceedings in the Federal Court to adjourn the 11 March meeting to a later date. Progen will be advising the Court that the meeting has been cancelled.

Requisitioned General Meeting on 27 March will proceed

The meeting which has been requistioned by the Cytopia Shareholder Group and which has been scheduled for 27 March will proceed. That meeting’s agenda includes resolutions to remove all current directors and appoint three new directors.

The Progen Board reiterates its recommendation that shareholders vote AGAINST all resolutions on 27 March.

$20 million Buy Back cancelled

A Buy Back tender invitation dated 2 March 2009 for the $20 million buy back that was part of the Avexa transaction was recently sent to Shareholders. That buy back is cancelled and the tender invitation is withdrawn. Shareholders should disregard these documents and wait to receive new documents relating to the $40 million Buy Back outlined above.

Any Shares that were tendered in the cancelled $20 million buy back will be released back to the relevant Shareholders.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, PG562, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.